Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Derek B. Swanson

Re:	Catalina Marketing Corporation

Ladies and Gentlemen:

On behalf of our client, Catalina Marketing Corporation (the “Company”), we submit this letter in response to the Staff’s comments to (i) the Proxy Statement filed by the Company with the Securities and Exchange Commission on May 2, 2007, (ii) our letter to the Staff in response to the Staff’s comment to the Proxy Statement (the “Initial Response Letter”) filed with the Securities and Exchange Commission on May 15, 2007 and (iii) our letter to the Staff in response to the Staff’s comments to the Initial Response Letter (the “Second Response Letter”) filed with the Securities and Exchange Commission on May 25, 2007, as communicated to us in a telephone conversation on May 30, 2007. For your ease of reference, the substance of your comments is restated below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Initial Response Letter.

1.	Describe Mr. Buell's conversations with H&F regarding the potential terms of his employment arrangements and those of other members of Senior Management.

In response to your comment, we have made inquiry of Mr. Buell and H&F, and their respective counsels, and are informed of the following description of their conversations.

Prior to February 5, 2007, the date that definitive proposals were originally requested to be submitted to the initial special committee, H&F and Mr. Buell had several conversations in which they discussed the potential size of an employee equity incentive plan that would be adopted if H&F were to acquire the Company. These discussions were not unlike the discussions between Mr. Buell and other bid process participants which generally related to the structure and scope of management incentives. These discussions did not relate to specific allocations of equity or other employment arrangements for Mr. Buell or other members of Senior Management. In those discussions, H&F informed Mr. Buell that in similar transactions H&F had implemented equity incentive plans pursuant to which options to acquire between 10% and 15% of the fully-diluted common shares of the relevant company were made available for issuance to employees. H&F also indicated that their portfolio companies’ option plans typically provided for the grant of a combination of both time vested options and performance vested options. Mr. Buell told H&F that he believed that in order to provide appropriate employee incentives, an aggregate equity incentive pool of 15% of the fully-diluted shares of the Surviving Corporation should be made available to Senior Management and other employees of the Company.

H&F and the Company ceased negotiations after H&F submitted an amended bid proposal on February 8, 2007 as the initial special committee determined that the terms of H&F’s amended bid proposal were inadequate and considered the parties too far apart to consider further negotiations. Following H&F’s reengagement with the Company in April 2007 during the “go-shop” period provided for by the Company’s merger agreement with affiliates of ValueAct Capital Master Fund, L.P. (“ValueAct”), Mr. Buell stated to H&F his belief that H&F was contemplating an equity pool that was inferior to the proposed arrangement Mr. Buell had discussed with ValueAct and that such differences could adversely affect the Company, including the Company’s ability to attract and retain executives and employees, if H&F were to acquire the Company. H&F requested that Mr. Buell provide detail regarding the discussion between Mr. Buell and ValueAct. In response, on April 15, 2007 Foley delivered a draft term sheet for members of Senior Management to participate in the equity of the Surviving Corporation following the contemplated merger with H&F, which term sheet was patterned on the arrangements being discussed with ValueAct. That term sheet contemplated, among other things, restricted stock grants to current and future senior members of management of an aggregate of up to 16-16.5% of the Surviving Corporation’s fully diluted equity. Following the receipt of such draft term sheet, H&F had one conversation with Foley to clarify certain terms of the draft proposal. Such clarification was provided by Foley and the participants in that call did not negotiate any terms. At a meeting with Mr. Buell later that day, H&F asked Mr. Buell to clarify certain of the terms in the draft proposal. Following a brief explanation, H&F indicated to Mr. Buell that the use of restricted stock was inconsistent with the approach H&F preferred to take in its investments. H&F also stated that they contemplated an aggregate equity pool of up to 15% of the outstanding common stock of the Surviving Corporation, 10% of which would be time-vesting options and 5% of which would be performance-based options. H&F indicated that such options would be available for issuance to members of Senior Management and other employees of the Company. At that meeting between Mr. Buell and H&F, Mr. Buell and H&F did not discuss any other terms of H&F’s contemplated equity incentive program or the specific allocation of equity to any particular member of Senior Management or employee of the Company. Mr. Buell advised H&F that he believed H&F’s proposal for a 15% option pool was reasonable and consistent with that contemplated by other bids received by the Company and Mr. Buell agreed that the terms of management’s employment, compensation and equity arrangements would be negotiated following the execution of any definitive agreement. Mr. Buell also indicated that if H&F were to sign an agreement to acquire the Company he would propose that the Company enter into employment agreements with himself and up to 4 other members of Senior Management. However, H&F declined to make any commitment or provide any specific proposal with regard to the employment terms of members of Senior Management following any transaction. Finally, we are informed that Mr. Buell and H&F did not engage in any specific negotiations or further discussions with respect to potential employment arrangements or Senior Management’s potential right to purchase equity in Parent until after the execution of the Merger Agreement and that the terms and conditions of such potential employment arrangements and potential right to purchase equity in Parent have not been finalized at this time.

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2.	Identify the financial data of the Company that Mr. Buell discussed with H&F and confirm that such information was not different from the information provided to any other prospective buyers.

We are informed that, as part of H&F’s due diligence investigation, Mr. Buell discussed the financial performance and prospects of the Company with H&F. As discussed in the Proxy Statement, in addition to the management presentations, members of the Company’s management team, including Mr. Buell, participated in multiple in person and telephonic due diligence meetings with prospective buyers, including H&F, and their representatives, covering a variety of due diligence topics, including those related to financial matters, accounting matters, management forecasts, sales, business unit prospects, operations, customers, partners, strategies, legal matters, environmental matters, industry trends and conditions, and the Company’s current capital structure. The information shared by Mr. Buell and the other members of the Company’s management team with H&F was not different from the information provided to any other prospective buyer of the Company and is consistent with the management forecasts presented in the Proxy Statement.

In connection with this letter and the Proxy Statement, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Barry A. Brooks of Paul, Hastings, Janofsky & Walker LLP at (212) 318-6077.

Sincerely,

/s/ Barry A. Brooks

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